Filed by Warner-Lambert Company
                      pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant Rule 14a-12
                                     of the Securities Exchange Act of 1934
                                              Commission File No:  001-3608
                                   Subject Company:  Warner-Lambert Company



THE FOLLOWING PRESS RELEASE WAS ISSUED BY WARNER-LAMBERT
ON FEBRUARY 7, 2000:

           PFIZER AND WARNER-LAMBERT AGREE TO $90 BILLION MERGER
                 CREATING THE WORLD'S FASTEST-GROWING MAJOR
                           PHARMACEUTICAL COMPANY

     Warner-Lambert Shareholders to Receive 2.75 Pfizer Shares for Each
              Warner-Lambert Share, Valued at $98.31 Per Share

Compounded Three-Year Annual Earnings Growth of 25% Forecast With $1.6 Billion in Cost Savings by 2002; Companies to Realize Operational and Sales Benefits, Increase Annual Research and Development Expenditures to $4.7 Billion in 2000

  Leadership in Therapeutic Areas Includes Cardiovascular, Lipid Lowering, Central Nervous System and Infectious Diseases; 138 Compounds in Development in
                          Complementary Pipelines

             New Company to be named Pfizer Inc, Will Integrate
              "In a Spirit of Partnership and Mutual Respect"

NEW YORK, N.Y. AND MORRIS PLAINS, N.J., Feb. 7, 2000 -- Pfizer Inc and Warner-Lambert Company today announced they have entered into a definitive merger agreement to create the world's fastest-growing major pharmaceutical company.

Under terms of the merger agreement, Pfizer will exchange 2.75 shares of Pfizer common stock for each outstanding share of Warner-Lambert stock in a tax-free transaction valued at $98.31 per Warner-Lambert share, or $90 billion, based on Pfizer's February 4 closing price of $35.75. This represents a 34% premium over the average closing prices of Warner-Lambert during October 1999.

The combined company will have annual revenues of approximately $28 billion, including $21 billion in prescription pharmaceutical sales, and will have a market capitalization in excess of $230 billion.

Compounded annual revenue and earnings growth are expected to be 13 percent and 25 percent, respectively, through 2002. The transaction will be accretive in the first full year of operations and will use pooling of interests accounting. Upon completion, Pfizer's shareholders will own approximately 61% of the new company on a fully diluted basis, and Warner-Lambert shareholders will own 39%.

"By combining two world-class organizations to create the fastest-growing, major pharmaceutical company in the world, we are positioned for global leadership in the discovery of new medicines that will benefit millions of patients around the world," said William C. Steere, Jr., chairman and chief executive officer of Pfizer. "Pfizer and Warner-Lambert represent a new competitive standard for our industry. We will work together in a spirit of partnership and mutual respect to capitalize on the extraordinary opportunity now before us."

"The unwavering goal of our Board of Directors has been to secure the best possible transaction for Warner-Lambert shareholders and the current Pfizer merger terms achieve that goal," said Lodewijk J.R. de Vink, Warner-Lambert's chairman, president and chief executive officer. "Our two organizations, having worked together for several years to achieve the unprecedented success of Lipitor, will bring the same energy and intensity to achieving the most rapid and seamless integration of the two companies."

"Through our Lipitor partnership, we've gained a deep appreciation for Warner-Lambert's commitment to quality and innovation in health care. Our conviction that Warner-Lambert is the right partner for us has only been strengthened as we have explored the complementary nature of our companies," said Dr. Henry McKinnell, president and chief operating officer of Pfizer. "Working together, we will create a new organization made up of the best people, best practices and best facilities, and the combined talents of Pfizer and Warner-Lambert people will make us not just bigger, but better," he added.

The merger agreement between Warner-Lambert and American Home Products has been terminated and the cross-options have been rescinded without consideration. Warner-Lambert is paying AHP a $1.8 billion break-up fee.

Mr. Steere and Mr. de Vink also commented, "We would like to recognize the efforts of American Home Products in helping to resolve the issues."

   BOARD OF DIRECTORS AND MANAGEMENT TEAM TO BE DRAWN FROM BOTH COMPANIES

Eight independent directors from Warner-Lambert's Board will be invited to join Pfizer's Board. Mr. Steere will be chairman and chief executive officer. Dr. McKinnell will be president and chief operating officer. From the period of contract signing to closing, the transition planning team will be co-chaired by Dr. McKinnell and Dr. Anthony H. Wild, executive vice president and president, Pharmaceutical sector of Warner-Lambert. Three members of the Warner-Lambert management team will join Pfizer's Corporate Management Committee.

Mr. de Vink will remain as Chairman and CEO of Warner-Lambert until closing. He has made a personal decision not to be an executive in the company after the closing.

"I am pleased that Lodewijk will remain as CEO of Warner-Lambert until our transaction closes," said Mr. Steere. "While I respect his personal decision to leave following the closing, we are hopeful that he will remain available to advise on key issues as we integrate and harmonize our two companies," he added.

Dr. McKinnell emphasized the new company's competitive strengths:

         o Unprecedented depth and breadth of products, including seven billion-dollar products: Norvasc, Lipitor, Zoloft, Zithromax, Diflucan, Celebrex and Viagra. The Parke-Davis trade name will be preserved and represented through the product portfolio, a dedicated sales force and research organization. Specific areas of product focus include:

                  o The industry's broadest range of products that treat diseases associated with cardiovascular risks, including: Norvasc for high blood pressure and angina; Lipitor for high cholesterol; Accupril for high blood pressure; and Glucotrol XL and Rezulin for diabetes.

                  o A significantly expanded program in treating central nervous system disorders such as depression, anxiety, epilepsy and schizophrenia. Parke-Davis brings to Pfizer valuable expertise in this area and a sales force that has extensive experience in calling on mental health professionals.

                  o Infectious diseases, where Pfizer will now have a vastly expanded portfolio including Pfizer's Zithromax and Diflucan anti-infectives. Cutting-edge HIV research comes from Warner-Lambert's Agouron, one of the world's foremost biotechnology companies. Pfizer's hospital-based field force fits seamlessly with Agouron's outstanding community-based specialists. Pfizer will also have a major research program in cancer, including work in anti-angiogenesis.

                  o Women's health, with an expanded field force dedicated to women's health professionals. Pfizer will emphasize not only reproductive health but also the importance of cardiovascular and mental health for women.

o The continuing success of the cholesterol-lowering medication Lipitor, which has been co-promoted by Warner-Lambert and Pfizer since 1996. Lipitor is the number one statin in the U.S. and the fastest-growing product among cholesterol lowering agents. This year, Lipitor is expected to exceed $5 billion in worldwide sales and a spring introduction is planned in Japan. The companies will benefit from Pfizer's strength in Japan. In addition, the Lipitor-Norvasc combination product represents an important opportunity.

o The combined research and development operations of the company, headed by Pfizer Vice Chairman Dr. John F. Niblack, will have a worldwide scientific staff of over 12,000 and $4.7 billion in annual R&D expenditures in 2000, the largest in the industry. The combined companies have few research overlaps, and a total of 138 compounds in development in areas including central nervous system disorders, oncology, cardiovascular disease, metabolic disease and infectious disease. The Parke-Davis Research Center will continue to be located in Ann Arbor, Michigan.

o A strong international presence with enhanced global reach in all major markets, including Japan, the second largest pharmaceutical market in the world, where Pfizer is the leading non-Japanese pharmaceutical company. The company will be in the top tier in most major markets.

o Excellent opportunities for additional earnings growth based on anticipated cost savings and efficiencies totaling $1.6 billion. Two hundred million dollars of these savings are expected to be achieved by year-end 2000, $1 billion by year-end 2001, and $1.6 billion by year-end 2002.

         These cost savings alone will accelerate the projected compounded annual net income growth through 2002 for the new company from 20% to 25%, excluding one-time transaction and restructuring charges. Diluted earnings per share for Pfizer as a stand alone company are projected to be $1.04 for 2000, $1.25 for 2001, and $1.50 for 2002, representing 20% average compounded growth per year. For the combined Pfizer/Warner-Lambert entity, pro forma earnings per share in 1999 would be $.80. From this base, we project that diluted earnings per share for the combined entity will be $.98 in 2000, $1.27 for 2001, and $1.56 for 2002, representing 25%
         average compounded growth per year. These numbers include the $1.6 billion of cost savings phased in over this time period, but do not include any increased sales from collaborative activities.

o A major presence in the consumer health care field, including the Warner-Lambert Confectionery business, through global brands including Halls, Benadryl, Sudafed, Listerine, Desitin, Schick, Visine, Ben Gay, Lubriderm and Barbasol.Warner-Lambert's and Pfizer's long experience in retail and over-the-counter products provides a platform for future prescription-to-OTC switches for both companies.

o Significant opportunities for the company's Animal Health business, which has a growing pipeline of genetically engineered vaccines, gene-therapy products and novel, convenient-to-use medicines.

Corporate headquarters of the company will remain in New York. The Warner-Lambert Consumer Health Care Division, along with the other consumer businesses and selected additional functions, will be located at Warner-Lambert's offices in Morris Plains, N.J. The worldwide and U.S. pharmaceutical division headquarters will be in New York with operational support functions in both New York and Morris Plains. The transaction is subject to customary conditions, including the use of pooling-of-interests accounting, shareholder approval at both companies and usual governmental and regulatory approvals. The transaction is expected to close in mid-2000.

"Our combined company is now strategically positioned as the global leader in research-based health care as we enter an era of unprecedented scientific discovery, medical breakthroughs, accelerating consumer choice and continuing changes in the delivery of care," Mr. Steere said. "We look forward to discovering and developing many of tomorrow's major medical innovations."

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Pfizer/Warner-Lambert transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Warner-Lambert; failure of the Pfizer or Warner-Lambert stockholders to approve the merger; the risk that the Pfizer and Warner-Lambert businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Pfizer's and Warner-Lambert's businesses generally. More detailed information about those factors is set forth in Pfizer's and Warner-Lambert's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Pfizer and Warner-Lambert are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer Inc. directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668.

READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Warner-Lambert, its directors, executive officers and certain other members of Warner-Lambert management and employees may be soliciting proxies from Warner-Lambert stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.

Pfizer, its directors, executive officers and certain other members of Pfizer management and employees may be soliciting proxies from Pfizer stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.

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